FruitCraft Fermentery & Distillery

Main Street | Retail | Alcohol | Events | Brewery

Fruit-based alcohol. Community-owned. Social value.

FRUITCRAFT.COM SAN DIEGO CALIFORNIA


looking at the root causes of economic inequality, poverty,
FRUITCRAFT
fermentery & distillery
FRUITCRAFT



I believe fruit-based alcohol deserves to exist. Before mankind invented beer, sake and most other alcohols, nature was making alcohol from fruit with no intervention from mankind. Fruit-based alcohol is the most ancient and the original of all alcohols. I believe it's appalling that there aren't more produced and made available in the marketplace.

Alan Haghighi Founder/CEO of FruitCraft Fermentery & Distillery @ FruitCraft Fermentery & Distillery

Why you may want to support us...

1. We began turning a monthly profit in Oct. 2019 with over $70k in revenue. Up from $31,927 Oct. 2018
2. We're the only concept with mead, cider, seltzer, wine, kombucha and spirits all in the same place
3. In 2018 FruitCraft acquired a neighboring bar and remodeled it into an event venue
4. Our founders are donating their shares to make the company community-owned
5. Conscious consumption is mainstreaming. 63% of consumers prefer to buy from purpose-driven brands
6. When existing shareholders require liquidity Wefunder investors will have opportunity to purchase
7. You can help the company succeed by voting on future business development opportunities
8. You can help improve the social value enterprise model to maximize the impact of conscious business

Why investors ❤ us

WE'VE RAISED $4,478,191 SINCE OUR FOUNDING



There is an old adage, that when all else fails, companies run by creative people delivering a quality product will find a way to thrive. Many of the most lucrative investments originated when an investor believed in a driven, high character people with a great product. As we all move towards socially conscious investing, it is imperative that our due diligence incorporates a third "P", by far the most critical - purpose.

FruitCraft undoubtedly has a phenomenal product, as seen by their loyal customer base. My own personal anecdote recalls my very first visit to the fermentery. Before I walked out the doors that night, I was frantically conceiving how I was going to transport 10 cases

... *read more*

Zachary Caraviello Independent Private Equity Investor

LEAD INVESTOR **INVESTING $1,000 THIS ROUND & $110,000 PREVIOUSLY**

The founder

MAJOR ACCOMPLISHMENTS



Alan Haghighi

Founder/CEO of FruitCraft Fermentery & Distillery

Started the company in his garage. Raised over $3 million without VC's or big angels. Pivoted the company from distribution to direct to consumer tasting rooms. Is pioneering a new model for business called a social value enterprise.

in

Downloads

- Raise A Glass to Good Wefunder 1 .pdf
- Fruitcraft Revenue Share Calculator.pdf

Consumers Increasingly Want Impact Tied to Their Purchases

Over the past 30 years, new value propositions of organic, local, fair trade, and vegan have become mainstream concepts and have disrupted the marketplace causing large migrations of consumers who want to use their economic choices to make a difference.

As the negative consequences of our collective consumption become more visible it is apparent that there is a growing interest among conscious consumers to **minimize** any collateral **damage** and ***maximize*** the potential ***impact*** of our choices.

To this end, we've pursued designing a business model, a **social value enterprise**, that meets the need of the **conscious consumer** and allows them to participate in a way they never have before.

A social value enterprise is a company that is **owned** and **run** by a community of laborers, consumers and investors that uses its profits to create social value (or societal wealth).


Raise a
glass to
Good

A Change in Agreements: It Is Better to Give Than Receive

At the core of the ***social value movement*** is a belief that life has **purpose** and that we find that purpose by helping one another. In essence, we're made happy, not by what we *get*, but by what we *give*.

If giving in this way helps us find meaning in this life, why are we building business to "get" instead of "give"?

It's from this place that the founders of FruitCraft have committed their **founder's shares**, representing 100% of the voting control of the company, to forming a social value trust. This trust will be designed to ***democratize the ownership of business*** by adding economic participants who create social value to be included as beneficiary-owners to the trust.

This will fundamentally alter the corporate governance and bylaws of our business to make the company ***community-run*** and will provide the framework for a reproducible business model that other social entrepreneurs can follow as well, one where **social value** is maximized.


better
together.

Participatory Economic Activism: Consume, Labor & Invest for Good

While we see some effect from political protests and calls to boycott big corporations, we don't often realize that we have other sources of power that can effect change. 259For those who want to to realize a more equitable world what's needed is a **mass migration** of consumers, investors, and laborers to prefer doing business with companies that are actively ***sharing wealth instead of hoarding it***.

For those who want to use their economic power as a force for good we've come up with the social value pledge.

In taking the pledge, participants are agreeing to:

1. Consume Social Value

2. Invest Social Value

3. Labor Social Value

As we "demand" these changes through our economic choices, businesses in the market will "supply" what's being asked of them or their market share will be disrupted and they risk going out of business.

This will help *transform the marketplace* and prevent future damage caused by enterprises that are too focused on producing profits at any societal cost.


FRUITCRAF

Scaling The Impact: Franchising the FruitCraft Concept

Like with any good movement people need something to rally behind.

And ***FruitCraft Fermentery & Distillery*** is that brand.

Innovating in the alcohol industry (perhaps the most consumer facing of all industries), the FruitCraft concept is bringing to market the **highest quality** and **most diverse** array of craft alcohol offerings.

As manufacturers of hard cider, hard seltzer, hard kombucha, mead, wine made from fruits, traditional wine, and craft spirits, FruitCraft Fermentery & Distillery can open up locations in ***every major metropolitan market in the country***.

This type of **"blue ocean"** growth is rare to find in entrepreneurship and represents a huge opportunity for the social value movement to mainstream social value capitalism through **franchising the FruitCraft concept**.

In doing so, FruitCraft can represent the first "alternative" for economic activists who want to use their consumer spending, investment dollars and labor to create the type of world we all deserve to live in.


FRUITCRAFT

The School of Social Value: A Social Value Enterprise Incubator

It's no small task to organize thousands of people to **migrate** their consumption, investments and labor in a conscious way.

To date, calls from activists to change one's economic activity in order to affect change has been **unspecific**. We have been called to stop consuming with companies who are destroying our planet, but that call lacks power if we do not have **viable alternatives** to migrate our activity.

This is why we need to ***launch thousands of other social value enterprises*** to allow consumers to open up the rest of their "wallet share" to allow for a comprehensive disruption of all consumer facing industries.

To this end, once FruitCraft has grown across the country it'll donate **100%** of it's uncommitted **profits** to *the School of Social Value*.

Until that time, the School will focus on mainstreaming social value capitalism through the production and publishing of ***social media content*** along with supporting the **incubation** and launch of new **FruitCraft franchises** in order to reach the required critical mass to make a difference at scale.

Anyone who wants to partner with FruitCraft is encouraged to subscribe to **The School of Social Value YouTube** linked here.


—The—
SCHOOL OF
SOCIAL VALUE

The Opportunity: Invest & Participate

The aim of social value entrepreneurship is to design a business model that makes social value enterprises the **most competitive in the marketplace** by appealing to conscious investors, laborers, and consumers.

This model has been refined and perfected after many years of first-hand entrepreneurship, but we're inviting investors on Wefunder to actually **help codify** its *form* and *function*.

Not only can prospective investors participate in group zoom meetings with the founder to answer questions ahead of investing, but once you've become an investor in FruitCraft we'll invite your input in zoom **"brain-trust"** committees so that you can help contribute to the system design and architecture of the social value enterprise business model.

And your opportunity for involvement won't stop there. We're currently beta-testing a system to encourage your participation and validation of future **business development opportunities**. Once rolled out, investors will have a level of **control** over the performance outcomes of the company, and will be able to nominate and vote on other opportunities FruitCraft is considering developing for growth.

Check out the video series below to gain more context for what **FruitCraft** and **the School of Social Value** are working on and consider being a part of our movement.

Prospective Investor Email Newsletter sign-up.

To sign up to a group zoom meeting click here.

The School of Social Value: Ownership & Decision Making Series

The School of Social Value: Saving the World Series

The School of Social Value: Contentment in Entrepreneurship Series

The School of Social Value: Social Value Business Decisions Series



Investor Q&A

– COLLAPSE ALL

What does your company do?

We are makers of the newest types of craft alcoholic beverages. Hard Seltzer, Hard Cider, Mead, Hard Kombucha, Wine from Fruit and Craft Spirits/Cocktails. We dispense these beverages in our flagship San Diego location where we recently launched a robust membership program and host all types of events from corporate events to weddings.

Where will your company be in 5 years?

I'd like to see the FruitCraft concept grow in 4 major marketplaces (San Diego, Orange County, Los Angeles and the Bay Area). In each market FruitCraft expects to plant several tasting room locations and to build inroads into restaurant and retail distribution.

Why did you choose this idea?

I believe fruit-based alcohol deserves to exist. Before mankind invented beer, sake and most other alcohols, nature was making alcohol from fruit with no intervention from mankind. Fruit-based alcohol is the most ancient and the original of all alcohols. I believe it's appalling that there aren't more produced and made available in the marketplace.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Craft beer opened up the floodgates to show what kind of willingness existed for migration by consumers within the alcohol industry. From 1999-2019 the category grew from $2 Billion in annual consumer spending to over $20 Billion. This was fueled by the experience at the brewery tasting room (since distribution was not provided in the early years of the category's inception). In essence, by studying craft beer, one can understand that consumers crave new experiences and tastier beverages. And when a tasting room experience delivers on these pain-points the resulting consumer demand can result in the emergence of a new category on store shelves and at restaurants/bars.

What is your proudest accomplishment?

Pivoting the company from near death to its current cash flow positivity is my greatest accomplishment. Back in 2016 Wholefoods was our biggest customer and they were experiencing negative growth for the first time in their history. As a result they started to back off from local suppliers like ourselves and prioritize national accounts. This almost put our company out of business. But I wasn't willing to give up and knew that the tasting room model was the way to go. Unfortunately, after 6 attempts at securing leases over the course of the previous 2 years we were unable to obtain a lease due to not having collateral. I creatively solved that problem by acquiring a distressed winery with an existing lease at the end of 2016. This is now our flagship tasting room where we've engineered our customer experience, refined our most important revenue models, and now have a foundation of predictable revenue to build the company off of.

How far along are you? What's your biggest obstacle?

As an entrepreneur I'm very far along. I've been living and breathing this company since I started it in my garage in 2009. And while I've always been quick to learn crucial business lessons about our industry and path to market, I haven't had plentiful access to the resources needed to pivot things in an effecient manner. This pivot from a distribution model to a profitable direct to consumer model took 3 years. And the obstacle that caused this was a lack of capital. As a business we've laid as strong of a foundation as one can to build a franchise company off of. So we're still relatively early on with our 1st and only storefront. But I look forward to leveraging my deep understanding of the alcohol industry and all other types of knowledge acquired over the past 10 years to drive the company to many dozen storefronts all over the country over the next decade.

Who are your competitors? Who is the biggest threat?

When thinking about distribution we have obvious competitors that would be next to our products on store shelfs and on restaurant menus. However, our tasting room is a different story. We compete with other wedding venues and other "things to do" in San Diego. In both the alcohol and the wedding market there is so much market share to compete over that even carving out a small part of the overall market can mean big gains for a company like ours. So I don't consider any competitor a threat in the truest sense of the word. But I do consider all other breweries, cideries, restaurants, bars and wedding venues competitors and have built a set of brand value propositions that has allowed us to win business in light of a highly competitive environment.

What do you understand that your competitors don't?

I understand how industries are established and how they mature. That's why our business model is geared towards opening up tasting rooms all across the country. This is how we expect our brand to build loyalty and establish deep relationships with our customer base. This in turn provides long term defensibility which usually isn't afforded alcohol brands who build their brands primarily through distribution. Most of the big craft breweries who are competing with Big Beer's acquired "craft breweries" are now seeing a decline in their revenue through their distribution channels because as the category has matured so have those they've been in competition with. In summary, by studying the craft beer phenomenon it's become evident that the best way to sustain the brand we're building is to manage our customer relationships through direct to consumer storefronts and not just by being widely distributed on store shelves.

How will you make money?

We have 3 core revenue drivers through the tasting room.
1) Incidental patronage (just like any bar or restaurant)
2) Private events (wineries and breweries have seen an uptick in interest for hosting weddings and other high-dollar events. Private events may be one of the best tools to result in break even level revenues for any FruitCraft concept.
3) Memberships (wineries have been doing this for years. We have a program that we've beta tested and will be rolling out a full-fledged program later on in 2020.

But this doesn't take into account revenue I'm expecting from distribution and from online sales. Money we don't plan on leaving on the table once we've made the appropriate investments into our direct to consumer revenue channels.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

So many of the risks FruitCraft could experience have already been experienced over our 10 year history. Our revenue was heavily dependent on WholeFoods in 2015 and 2016. That subjected our company to risk that could have been lowered if we diversified our revenue channels to include a direct to consumer tasting room (of course diversifying would have required capital we didn't have). Our company almost went out of business because of that exposure. But we've learned that hard lesson and now generate revenue from multiple customers in a predictable fashion. As can be seen from the growth in our monthly revenues, we're well positioned against many business risks as we've created predictability in our revenue and in its growth.

What do you need the most help with?

The reason we're pioneering a new model for business is because we believe that a company run by the community can be far more successful than one run in a traditional way. What we'd really like to see from investors on Wefunder is the contribution of ideas to perfect the way the company is organized and how it can reach higher levels of productivity and impact. We believe that we can find more qualified employment candidates by leveraging the community. We believe that we can find better business development opportunities when our whole community is keeping their eyes and ears peeled for places to grow. We believe that we can make a newly planted FruitCraft concept profitable in a shorter amount of time by inviting our community to invest, to labor, and to consume with our brand.

What would you do with the money you raise?

All of the funds we raise are geared towards two ends.
1. We intend on strategically investing into business development opportunities to drive our revenue beyond $100k per month in the next several quarters. The best opportunities we're seeing are with private events. We'd invest $200k into beautifying our outdoor ceremony space and into other improvements to better accommodate 200 person events. This is expected to increase all wedding conversions by 50% and is expected to increase our conversions with weddings of 120 people and larger by 200%.
2. We'd like to consolidate debt to better work with our cash flows and leave us a bigger slice to reinvest into growth. Now that our cash flows are strong the relative cost of capital has lowered and we're looking to pay off $300k of the loans we have on the books.
3. We'd make strategic investments ($50k) into customizations related to the participation of our members, investors and employees. Much of this would live on our website and within the respective profiles of participants. A reward/gamification system will be the backbone of creating value-added incentives that allow for much of our marketing and business development efforts to be automated and turn-key.
4. We'll be formalizing the franchise documents and creating the training systems for franchisees who want to launch a new concept. $150k will be needed for this effort. Half will go towards the legal framework for franchising. The other half towards video and in-person trainings around all aspects of successfully running a FruitCraft concept.
3. We'd keep $300k on hand to invest into a 2nd storefront location when the time is right. This depends on what opportunities become available as we enter a recession. We're expecting to see a number of ideally located restaurants/bars/breweries go out of business in the next 12 months and are looking forward to some attractive opportunities to present themselves as we plan for growth.

How has Covid-19 affected your business?

We're very fortunate to have developed a business model with a diversified approach to our revenue. When Covid-19 hit and the government shut down all restaurants and tasting rooms we were unable to generate revenue from our tasting room channel. However, we maintained our revenues for the weddings we had booked as well as the members we acquired. As such we were able to maintain break-even cash flows during the initial 3 months of the crisis. 93% of the weddings we had scheduled between March & August have rescheduled while staying on their originally agreed upon deposit schedule. This gave us the capital we needed to be on much more solid ground than the restaurants around our establishment without a robust private events program. Additionally, we began to supplement our revenue by making and selling hand sanitizer. And lastly, we obtained a $35k PPP loan that we expect to become 100% forgivable. All-in-all the Covid-19 situation hasn't affected our ability to break even each month, though it has resulted in a dip to our top line revenue that has lowered our revenue forecast in 2020.